UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___December 2007___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 11th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Cheal-B facilities completed ahead of schedule

Wellington, New Zealand – December 11, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN) - Tag Oil Ltd (TSX-V: TAO; OTCBB: TAGOF)

Austral Pacific Energy Ltd. announced today that the tie in of the B1, B2 and B3 wells into the Cheal Production Station has been completed on budget and ahead of schedule. The wells, pipeline and production facility are now mechanically complete; all regulatory approvals have been achieved and the facility has been handed over for commissioning ready to produce oil and gas. The project has had an excellent safety record with no lost time incidents or near misses.

The wells were shut-in as part of the planned, phased installation of the permanent connections to the production facility. They will be brought back on-line in a managed manner and are planned to increase total Cheal oil production to approximately 700 barrels of oil per day by end 2007.

Commenting on this achievement, the Company's Chief Executive Officer and President Thompson Jewell said, "We are extremely pleased to be able to deliver this project ahead of schedule and be able to preserve our excellent safety record. This project again reflects on the planning, management and delivery skills of the team involved, both at Austral and our project contractors. We will now focus on bringing all of the wells up to their planned production rates, and executing the next phase of the field development plan.”

Cheal is a producing oil and gas field south of Stratford in onshore Taranaki, New Zealand. It is 69.5% owned by Austral, which is also field operator. The field comprises four active wells and contains 2.6 MMbbl of independently certified oil reserves (2P) and around 1.8 bcf of associated gas. Austral has put in place all relevant oil, gas and LPG sales contracts for the Cheal output.

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in thirteen exploration and production permits totaling over 2.6 million acres in onshore New Zealand and Papua New Guinea. The Company’s primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand. In Papua New Guinea, the Company has an interest in four onshore blocks.

Austral Pacific Energy (NZ) Limited
Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6062

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.